Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AJAI ROBOTICS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JUNE, A.D. 2021, AT 6:10 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



6030493 8100
SR# 20212546211

Authentication: 203534926
Date: 06-25-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:10 PM 06/24/2021
FILED 06:10 PM 06/24/2021
SR 20212546211 - File Number 6030493

CERTIFICATE OF INCORPORATION
OF
AJAI ROBOTICS, INC.

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

ARTICLE 1.

The name of the corporation is AJAI Robotics, Inc.

ARTICLE 2.

The address of the registered office of the corporation in the State of Delaware is 9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901. The name of its registered agent at such address upon whom process against this corporation may be served is Registered Agent Solutions, Inc.

ARTICLE 3.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE 4.

The corporation shall have the authority to issue 100,000,000 shares of common stock, par value $0.0001 per share, divided into the following classes: (i) 80,000,000 shares of Common Stock; and (ii) 20,000,000 of initially undesignated Preferred Stock, par value $0.0001 per share.

ARTICLE 5.

Directors of the corporation shall, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may hereafter be amended; not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article 9 to authorize corporate action further eliminating or limiting the personal liability of directors, then the personal liability of directors of the corporation shall be further eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. Any repeal or modification of any of the foregoing provisions by the stockholders of the corporation, or the adoption of any provision hereof inconsistent with this Article 5, shall not adversely affect any right or protection of directors of the corporation existing at the time of, or increase the liability of directors of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE 6.

6.1. <u>Right to Indemnification</u>. Each person who was or is made party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation (including any subsidiary of the corporation) or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official

capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide for broader indemnification rights than permitted as of the date this Second Amended and Restated Certificate of Incorporation is filed with the State of Delaware), against all expense, liability and loss (including attorney's fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in Section 6.2 below, with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section 6.1 shall be a contract right and shall include the obligation of the corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that if and to the extent that the Board requires, an advance of expenses included by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.1 or otherwise. The corporation may, by action of its Board, provide indemnification to employees and agents of the corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

6.2. <u>Procedure for Indemnification</u>. Any indemnification of a director or officer of the corporation or advance of expenses under Section 6.1 above shall be made promptly, and in any event within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days) upon the written request of the director or officer. If a determination by the corporation that the director or officer is entitled to indemnification pursuant to this Article 6 is required, and the corporation fails to respond within sixty (60) days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days), the right to indemnification or advances as granted by this Article 6 shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 6.1 above, if any, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the corporation. Neither the failure of the corporation (including its Board, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Delaware General Corporation Law, nor an actual determination by the corporation (including its Board, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section 6.1 above shall be the same procedure set forth in this Section 6.2 for directors or officers, unless otherwise set forth in the action of the Board providing for indemnification for such employee or agent.

6.3. <u>Insurance</u>. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation (including any subsidiary of the corporation), partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

6.4. <u>Service for Subsidiaries</u>. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least fifty percent (50%) of whose equity interests are owned by the corporation (a "subsidiary" for purposes of this Article 6) shall be conclusively presumed to be serving in such capacity at the request of the corporation.

6.5. <u>Reliance</u>. Persons who after the date of the adoption of this provision are directors or officers of the corporation or who, while a director or officer of the corporation, or a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 6 in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article 6 shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

6.6. <u>Non-Exclusivity of Rights</u>. The rights to indemnification and to the advance of expenses conferred in this Article 6 shall not be exclusive of any other right which any person may have or hereafter acquire under this Second Amended and Restated Certificate of Incorporation or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

6.7. <u>Merger or Consolidation</u>. For purposes of this Article 6, references to "the corporation" shall include any constituent corporation (including any constituent of a constituent) absorbed into the corporation in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent

ARTICLE 7.

The name and mailing address of the incorporator are as follows:

Lance Jon Kimmel
11693 San Vicente Boulevard, Suite 357
Los Angeles, California 90049

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 24th day of June, 2021.

/s/   Lance Jon Kimmel
Lance Jon Kimmel, Incorporator